

March 17, 2016

VIA E-MAIL

Sarah M. Patterson
Vice President & Assistant General Counsel
Forethought Life Insurance Company
82 Hopmeadow Street Suite 200
Simsbury, CT 06089

> Re: Forethought Life Insurance Company Separate Account A ("Forethought")
> Initial Registration Statement on Form N-4
> File Nos. 333-209070; 811-22726 ("B and C Class Filing")
>
> Forethought Life Insurance Company Separate Account A
> Initial Registration Statement on Form N-4
> File Nos. 333-209071; 811-22726 ("I Class Filing")

Dear Ms. Patterson:

The staff has reviewed the above-referenced registration statements, which the Commission received on January 21, 2016. Based on our review, we have the following comments on these filings. Page numbers refer to the courtesy copy of the B and C Class Filing provided to the staff. Unless otherwise noted, the comments set forth in this letter also apply to the I Class Filing.

General

1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statements.

2. Please confirm supplementally that the contract name on the front cover page of each prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits and/or features of the contracts or whether the company will be solely responsible for all benefits and features associated with the contracts.

4. A comment with regard to disclosure in one place applies in all other places where the same or similar disclosure appears.

Prospectus

5. *Cover Page*:

   a. In the paragraph where you disclose that certain contract riders may not be available in all states, please disclose that all material contract variations are disclosed in the prospectus and indicate where disclosure as to state specific variations may be found (*i.e.,* "Additional Information"). Please cross-reference this section in each place in the prospectus where you mention that state variations exist.

   b. Please indicate, before the list of Sub-Accounts, that if a contract owner elects certain optional riders, there are restriction on the Sub-Accounts (investment options) that the contract owner may elect and cross-reference where those restrictions are disclosed.

6. *Choose investment options (p. 4)*: The second sentence in footnote 2 to this table states that the Fixed Account is only available to C share contracts if the Daily +5 Withdrawal Benefit, the Daily 7 Withdrawal Benefit, or the Legacy Lock IV is elected. For clarity, please include similar disclosure in the discussion of each of these three riders. (That is, please specify that contract owners who elect these riders must allocate a portion of Contract Value to the Fixed Account even if they own a C share contract.)

7. *Condensed Financial Information (p. 8):* Please disclose that this information is not shown because the Contract offered is new.

8. *Voting Rights (p. 10):* Please disclose that shares held directly by the company and its affiliates will also be proportionately voted.

9. *Fixed Account (p. 11)*: Please consider replacing "The following" in the third sentence of this paragraph with "Nonetheless," or a comparable term.

Information on your Account

10. *How do you purchase a Contract? (pp. 13-14):* At the top of p. 14, the disclosure states that an investor "might consider how the fee charged by the share class you've selected bears in relation to the costs associated with investing in other share classes that impose different fees." The meaning of this phrase is unclear. If it is intended to suggest that an investor should compare the fees for different share classes, please revise accordingly.

11. *Can you cancel your Contract after you purchase it ?(p. 14):* In those states where the company is required to return Premium Payments, please state whether the company will return the greater of Premium Payments or Contract Value. If not, please disclose that in these states, the company will notify contract owners of their right to receive Surrender

Value in lieu of Premium Payments and the tax implications of doing so. *See* The Penn Mutual Life Insurance Company (pub. avail. May 21, 1976).

12. *How are Premium Payments applied to your Contract? (pp. 14-15)*: The second paragraph of this section refers to the review of a contract application for good order, as contemplated by Rule 22c-1 under the Investment Company Act. However, the third paragraph appears to relate both to this type of review and also to suitability review. Please clarify the distinction between the two types of review, both in terms of timing and procedure, including in particular the treatment of Premium Payments.

Charges and Fees

13. *Premium Based Charge (p. 21)*: Please clarify here, as indicated in the Premium Based Charge Examples in Appendix A, that the Premium Based Charge is not deducted on Partial Withdrawals. In addition, please clarify supplementally whether the Premium Based Charge is deducted upon annuitization or upon the death of the contract owner and, if so, please include disclosure to that effect in this section.

14. At the bottom of p. 22 (in the discussion after the heading "The following are NOT subject to a CDSC"), please clarify what is meant by "fully Surrender" in the description of the "Free Withdrawal Amount." Please also clarify that "FWA" refers to the "Free Withdrawal Amount."

15. On p. 23, in the bullet point beginning, "Upon cancellation during the Right to Cancel Period….," please cross-reference the discussion of this right in the section entitled "Can you cancel your Contract after you purchase it?" on p. 14.

Annuity Payouts

16. *Fixed Dollar Amount Annuity Payouts (p. 27)*: Please clarify that fixed dollar amount payouts are made in the case of all available annuity options.

Return of Premium III

17. *Are there restrictions on how much you must invest? (p. 29):* We note that the company reserves the right to add or remove Sub-Accounts. With respect to that reservation, we have the following comments:

    a. Please explain supplementally the type of notice that will be given to contract owners (for example, whether such notice will be written, and how the timing works (*i.e.*, how far in advance will notice be sent, and does the 5 business day period commence upon receipt of the notice?)). In addition, please specify whether similar notice will be given to broker-dealers representing contract owners, and if so, how far in advance.

b. Please provide the same information supplementally regarding the right to reinstate after violation. (That is, please specify whether notice will be given and if so, what type of notice, etc.)

c. Please make this disclosure more prominent.

d. Please clarify what you mean by the statement: "These changes will not be applied to then existing investments." For example, the disclosure is not clear as to the circumstances when reallocation is required. Please revise. Also, in the event of a merger or other circumstance where an underlying fund ceases to exist, please specify what happens to amounts allocated to the corresponding Sub-Account.

e. Please specify the terms of the reinstatement (*e.g.*, on the same terms as in effect prior to the termination, as applicable).

f. Please explain your basis for prohibiting reinstatement if a contract owner makes a subsequent Premium Payment, takes a Partial Withdrawal or makes an ownership change. In the event a contract owner seeks to make one of these transactions or changes during the reinstatement period, will you advise the contract owner that the transaction/change will cause the rider to terminate, without the ability to reinstate?

g. These comments also apply to all other optional riders with Investment Restrictions.

18. *Are there restrictions on the amount of subsequent Premium Payments? (p. 29):* (Comments also apply to similar disclosure for all other optional riders.)

a. We note that this subsection reserves the right to limit subsequent Premium Payments. Please clarify here whether any advance notice of such restriction will be given to contract owners and, if so, the type and timing of this advance notice. For example, will the notice be written, and how far in advance will it be given?

b. This section states that subsequent Premium Payments may be restricted or prohibited "to help protect our ability to provide guarantees under these riders in the future." Please provide examples of circumstances in which this might occur.

Legacy Lock IV

19. *When can you buy the rider? (p. 30)*: You state that the rider can be terminated at any time without notice. Please specify if this applies to existing contract owners. Please make this clarification in each place where you have similar disclosure.

20. *Minimum Account Rule (page 30)*: Please define this term the first time it is used.

21. *Are there restrictions on how much you must invest? (p. 32):* Please include a cross-reference to the discussion of these restrictions in the Daily +5/Daily 7 Withdrawal

Benefit section. Please clarify that these provisions apply when a contract owner fails to allocate in accordance with the Investment Restrictions as opposed to situations where a contract owner may be required to allocate due to a change made by the company (*see* comment 17 above). Please also address the other comments noted in comment 17 with respect to the reinstatement right*.* These comments also apply to similar disclosure appearing elsewhere in the prospectus.

22. *Enhanced Return of Premium Component (Legacy Lock IV)(p. 32)*: Please indicate your basis for reallocating contract owner funds to the money market fund without the contract owner's prior approval. This comment applies in all places where allocation to the money market fund is disclosed in the prospectus.

23. *Other Information (p. 33)*: The reference to "Spousal Continuation" terminating the rider is inconsistent with the disclosure later in this section. Please reconcile here and elsewhere in the prospectus where this disclosure appears. Please also explain the difference between continuation and re-election as described in "Can your spouse continue your Death Benefit" on p. 35.

Optional Withdrawal Benefits

24. *Both Optional Withdrawal Benefits*:

    a. *Are there restrictions on how much you must invest? (pp. 43 and 50)*: Please correct the apparent typographical error in the third paragraph of this section ("You are be required…..")

    b. *Other Information (page 45)*. You state here and elsewhere that you may share information regarding a Contract with your affiliates and designees. Please state what type of information will be shared and the terms of such sharing.

23. *Glossary: Minimum Contract Value (p. 54)*: Please specify the applicable dollar range.

Appendix D

25. Please revise this Appendix to clarify that the restrictions regarding approved Sub-Accounts also applies to the Legacy Lock IV rider.

Powers of Attorney

26. Please note that the powers of attorney for these filings did not reserve the right to execute amendments. Therefore, a new power of attorney (or the signature of the principals) will be necessary for any pre-effective amendments. *See* rule 483(b) under the Securities Act of 1933.

Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statements in response to a comment, please explain your position in the letter.

Although we have completed an initial review of the registration statements, they will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statements. After all issues have been resolved, the Registrant and its underwriter must both request that the effective date of the registration statements, as amended, be accelerated.

       If you have any questions, please call me at (202) 551-6776. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at skeensd@sec.gov. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

                              Sincerely,

                              /s/ Deborah D. Skeens

                              Deborah D. Skeens
                              Senior Counsel
                              Disclosure Review Office